GOLDCORP INC.
                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J8

                         MANAGEMENT INFORMATION CIRCULAR

     This Management Information Circular is furnished in connection with the ANNUAL AND SPECIAL MEETING (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Goldcorp Inc. ("Goldcorp" or the "Corporation") to be held on WEDNESDAY, MAY 29, 2002 AT 4:00 P.M. (EASTERN DAYLIGHT SAVINGS TIME) AT THE GLENN GOULD STUDIO, LOCATED AT CANADIAN BROADCASTING CENTRE, 250 FRONT STREET WEST, TORONTO, ONTARIO, M5W 1E6 and at any continuation thereof after an adjournment.

     The information contained herein is given as of March 31, 2002, except as otherwise stated.

     Pursuant to the Multijurisdictional Disclosure System adopted by the United States Securities and Exchange Commission, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended.

     All dollar amounts set forth are expressed in United States dollars, unless otherwise indicated. Amounts converted from Canadian dollars to United States dollars are based on an average exchange rate over the twelve months ended December 31, 2001 at a rate of US$0.6457. On March 28, 2002, the noon buying rate of the Bank of Canada for Cdn$1.00 was US$0.6273.

                         SECTION I -- VOTING INFORMATION

SOLICITATION OF PROXIES

     THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The mailing to Shareholders of this Circular will be on FRIDAY, APRIL 26, 2002. The cost of soliciting proxies will be borne by Goldcorp. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

     Goldcorp will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded for the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

VOTING COMMON SHARES

     The Board of Directors of Goldcorp has fixed APRIL 18, 2002 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

     The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of Common Shares held by each such Shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each Common Share held, except to the extent that: (i) the Shareholder has transferred any Common Shares after the Meeting Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of those Common Shares and requests not later than 10 days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting. Shareholders may also cast their vote electronically by following the instructions in the enclosed form of proxy and Shareholder letter.

REGISTERED SHAREHOLDERS

     Registered shareholders are Shareholders whose Common Shares are held in their own name and they will have received a proxy form in their own name.

NON-REGISTERED / BENEFICIAL SHAREHOLDERS

     Beneficial shareholders are Shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee -- this could be a bank, trust company, securities broker or other financial institution (and is known as holding in "street form").

     If you are a non-registered Shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

     Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

APPOINTMENT OF PROXY HOLDERS

     The persons named in the enclosed form of proxy are directors and/or officers of Goldcorp. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING. To exercise this right, the Shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Goldcorp at its registered office at Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8, or to the transfer agent for the Common Shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, in either case to be received not later than the close of business on Monday, May 27, 2002 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

     All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the Shareholder as specified thereon.

     IF YOU HAVE APPOINTED A PERSON WHO WAS DESIGNATED BY GOLDCORP TO VOTE ON YOUR BEHALF AS PROVIDED IN THE ENCLOSED FORM OF PROXY AND YOU DO NOT PROVIDE ANY INSTRUCTIONS CONCERNING ANY MATTER IDENTIFIED IN THE NOTICE OF MEETING, THE COMMON SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED:

     (1) FOR the election of the persons nominated for election as directors of Goldcorp;

     (2) FOR the appointment of KPMG, LLP, Chartered Accountants,  as auditor of
         Goldcorp  and  the   authorization   of  the  directors  to  set  their
         remuneration as such; and

     (3) FOR the amendment of the Goldcorp Stock Option Plan.

     The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote in any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter, however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein. The persons named in the form of proxy are either officers or directors of Goldcorp.

REVOCABILITY OF PROXIES

    A Shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Subsections 110(4) and (4.1) of the Business Corporations Act (Ontario) (the "OBCA") provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephone or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

     The authorized capital consists of an unlimited number of Common Shares. As of March 31, 2002, there were 82,834,774 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders must have two (2) persons present and authorized to vote and must represent one-third ( 1/3) of the total number of outstanding Common Shares.

     To the knowledge of the directors and officers of Goldcorp, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of the outstanding Common Shares is:

     NAME AND ADDRESS OF BENEFICIAL OWNER (1)    NUMBER OF COMMON SHARES (1)    % OF CLASS (2)
     ----------------------------------------    ---------------------------  ----------------

     FMR Corp................................            12,369,790                 14.9%
     82 Devonshire Street
     Boston, MA 02109

----------

Notes:

(1) Based upon public filings with securities regulatory authorities in Canada on SEDAR and with the Securities and Exchange Commission in the United States on EDGAR.

(2) Calculated on the basis of 82,834,774 Common Shares outstanding as of March 31, 2002.

        ----------------------------------------------------------------

                      SECTION II -- BUSINESS OF THE MEETING

1.   FINANCIAL STATEMENTS AND AUDITOR'S REPORT

     The Management Discussion and Analysis, including the consolidated financial statements of Goldcorp for the year ended December 31, 2001 and the auditor's report on those financial statements, were mailed to Shareholders prior to this Circular. Additional copies may be obtained from the Vice President, Legal Services of Goldcorp upon request.

2.   ELECTION OF DIRECTORS

     The articles of Goldcorp provide that the Board of Directors shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at seven (7).

     The nominees for election as directors of Goldcorp are listed below and each is currently serving as a director of Goldcorp. The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

     Such nominees, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each of such nominees is willing to serve as a director, if elected. MANAGEMENT RECOMMENDS A VOTE FOR ALL NOMINEES FOR ELECTION AS DIRECTORS OF THE CORPORATION.

     The following table sets out the names of the seven (7) nominees, their principal occupation or employment and the year from which each has continually served as a director of Goldcorp. The table also sets out, as at March 31, 2002, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they have in Goldcorp.

                       NOMINEES FOR ELECTION AS DIRECTORS

                                                                            COMMON       STOCK
   NAME, POSITION WITH THE CORPORATION AND/OR PRINCIPAL OCCUPATION          SHARES      OPTIONS
   ---------------------------------------------------------------          ------      -------
DAVID R. BEATTY, O.B.E. (2)(3).....................................            18,000       52,000
o   Resident of Toronto, Ontario
o     Chair and Chief Executive Officer of Beatinvest Limited,
      an investment company. He is currently Professor of
      Strategy and Director of the Clarkson Centre for Business
      Ethics at the University of Toronto. He serves on a number of boards of directors,
o Director of Goldcorp and its predecessor since 1994.
STUART R. HORNE (1)(4)...............................................         200,000       19,875
o   Resident of Caledon, Ontario
o   He is the President of Tombill Mines Ltd.
o   Director of Goldcorp since 2000. He was a director of CSA
      Management Inc. and its predecessor from 1985 to 2000.
JAMES P. HUTCH, P.ENG. (3)...........................................           6,000       24,000
o   Resident of Saskatoon, Saskatchewan
o   Engineer. President of Hutchtech Inc., an engineering
      consulting firm. He is past President and Chief Executive
      Officer, and past Chair, of the Saskatchewan Research
      Council. He chairs and is a member of a number of boards
      of directors of advanced technology companies.
o Director of Goldcorp and its predecessor since 1998.
BRIAN W. JONES (1)...................................................           4,000       24,000
o   Resident of St. Louis, Missouri, USA
o   President and Chief Executive Officer of New Heights
      International Inc., an investment company. Prior to 1999,
      he was Chief Executive Officer of CJ Holdings Inc. He is
      a director of several corporations.
o Director of Goldcorp and its predecessor since 1990.
ROBERT R. MCEWEN.....................................................       3,791,242    2,930,000
o   Resident of Toronto, Ontario
o   Chairman and Chief Executive Officer of the Corporation.
      Also, Chairman, Chief Executive Officer and a director of
      Lexam Explorations Inc.
o Director of Goldcorp and its predecessor since 1986.
DR. DONALD R.M. QUICK (2)(3).........................................          15,000       19,875
o   Resident of Hamilton, Ontario
o     He is a Doctor of Chiropractic and owned and operated the
      East Hamilton Chiropractic Clinic from 1977-2002.
o   Director of Goldcorp since 2000. He was a director of CSA
      Management Inc. from 1996 to 2000.
MICHAEL L. STEIN (1)(2)..............................................          10,000       43,500
o   Resident of Toronto, Ontario
o     He is the Chair and Chief Executive Officer of the MPI
      Group, a private investment company. He is also Executive
      Chair of CAP REIT.
o   Director of Goldcorp since 2000. He was a director of CSA
      Management Inc. from 1994 to 2000.

----------

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation/Corporate Governance Committee.

(3) Member of the Health, Safety and Environment Committee.

(4) Represents stock options to purchase up to 19,875 Common Shares held in his personal capacity and 200,000 Common Shares owned by Tombill Mines. Mr. Horne owns a controlling interest in Tombill Mines.

     The Corporation does not have an executive committee.

     The Corporation has an Audit Committee, as required by the OBCA, and its members are Mr. Stuart R. Horne, Mr. Brian W. Jones and Mr. Michael L. Stein. The Audit Committee reviews the financial statements of the Corporation and then reports on them to the Board of Directors.

     Mr. David R. Beatty, Dr. Donald R.M. Quick and Mr. Michael L. Stein comprise the Compensation/ Corporate Governance Committee of the Board of Directors. The Compensation/Corporate Governance Committee is responsible for reviewing and, to the extent it is requested by the Board of Directors to do so, making recommendations to the Board of Directors with respect to the amount and form of compensation to be paid to executive officers of the Corporation. In addition, to the extent such matters are delegated to it by the Board of Directors, the Compensation/Corporate Governance Committee will make grants under Goldcorp's Stock Option Plan. In its dual capacity as a corporate governance committee, the Compensation/Corporate Governance Committee generally assumes responsibility for developing the approach of the Corporation to matters of corporate governance. It then submits specific recommendations to the Board of Directors.

     Mr. David R. Beatty, Mr. James P. Hutch and Dr. Donald R.M. Quick are members of the Health, Safety and Environment Committee of the Board of Directors. The Committee is responsible for monitoring the implementation and management of the Corporation's policies relating to health, safety and environmental matters.

3.   APPOINTMENT OF AUDITOR

     The Board of Directors recommends that KPMG LLP, Chartered Accountants, be re-appointed as Goldcorp's auditor to hold office until the close of the next Annual Meeting and that the directors be authorized to fix their remuneration as such. Representatives of KPMG LLP will be present at the Meeting. SEE "SECTION III -- EXECUTIVE COMPENSATION AND OTHER INFORMATION -- DISCLOSURE OF AUDITOR FEES".

4.   AMENDMENT TO THE GOLDCORP STOCK OPTION PLAN

     The Corporation has a stock option plan (the "Goldcorp Stock Option Plan"), which was created to attract, retain and provide a strong economic incentive for employees and consultants to put forth maximum effort to accelerate the growth of Goldcorp's share value.

     Under the current Goldcorp Stock Option Plan, the maximum number of Common Shares that can be issued is 8,000,000.

     As of March 31, 2002, of the 8,000,000 authorized stock options, 1,365,526 stock options had not been granted or reserved for granting. After the closing of the "bought deal" prospectus offering by the Corporation that is scheduled to close on or about April 30, 2002, the number of outstanding Common Shares will be approximately 90.8 million. The Board of Directors recommends that, taking into account the purpose of the Goldcorp Stock Option Plan, it is appropriate and in the best interests of the Corporation to increase the number of authorized stock options under the Goldcorp Stock Option Plan by 1,000,000 to slightly less than 10% of the outstanding Common Shares after the closing of the "bought deal". The resolution must be passed by a majority of the votes cast.

    BE IT RESOLVED THAT:

1. subject to the obtaining of any and all necessary regulatory, stock exchange and shareholder approvals, the first sentence in Section 4, "Shares Subject to the Plan", of the Goldcorp Stock Option Plan is hereby deleted and replaced with the following sentence:

"The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 9,000,000 Shares subject to adjustment as provided in Section 9 hereof."

      --------------------------------------------------------------------

           SECTION III -- EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION OF THE DIRECTORS

     Directors of the Corporation who are not employees of the Corporation are remunerated for their services. The Compensation/Corporate Governance Committee made a recommendation, which was approved by the Board of Directors and became effective in July 2001, to compensate the directors as follows:

      o   Annual fee...............................................    $  9,686
      o   Annual fee paid to the Chair of any committee of the
        Board of Directors.........................................    $  1,937
      o   Attendance fee for any meeting of the Board of
        Directors or committee meeting.............................    $    645

     The committee meeting fee is reduced to $322 if such meeting is held on the same day as a meeting of the Board of Directors. If a director is required to travel for an additional day to attend a meeting of the Board of Directors or a committee meeting, an additional attendance fee of $645 is payable to such director. Directors are reimbursed for their reasonable expenses incurred to attend meetings.

     The Corporation is authorized to pay the fees of the directors of Goldcorp in Common Shares.

COMPENSATION TO THE CHIEF EXECUTIVE OFFICER

CASH COMPENSATION

     During 2001, Mr. Robert R. McEwen, in his capacity as Chairman and Chief Executive Officer of Goldcorp, received a basic salary of $223,896.

LOAN

     On April 3, 2002, Mr. McEwen repaid in full a loan, together with all accrued and unpaid interest, previously advanced to him by Goldcorp. On April 3, 2000, the Board of Directors, upon the recommendation of the Compensation/Corporate Governance Committee, authorized the Corporation to advance a loan to Mr. McEwen in the amount of $2,413,341 to finance the purchase of 700,000 Class A subordinate voting shares of the Corporation upon the exercise of stock options at Cdn$5.0625 (US$3.4476) per share (which shares were exchanged for Common Shares upon the amalgamation of Goldcorp with CSA Management Inc.). The interest on the loan was at the prime lending rate posted from time to time by the Royal Bank of Canada plus one (1) per cent and the accrued interest as at March 31, 2002 was $321,650, for a total amount owing of $2,734,991.

     At the time of the granting of the loan, the Board of Directors recognized that the salary paid to Mr. McEwen had remained unchanged for ten (10) years since April 1990 and that he only twice received performance bonuses, which were in 1994 and 1995, for a total of $370,260. The Board of Directors also recognized that, at the time the loan was made, that the cash balance of the Corporation was more than $60,000,000 and was not fully committed.

OFFICERS OF THE CORPORATION

     The following table sets out the officers of the Corporation and, as at March 31, 2002, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they have in Goldcorp.

                                                                           COMMON        STOCK
               NAME AND POSITION WITH THE CORPORATION                      SHARES       OPTIONS
ROBERT R. MCEWEN.....................................................     3,791,242    2,930,000
Chairman and Chief Executive Officer
  He has been a director of Goldcorp and its predecessors since
  1986. He is also Chair and Chief Executive Officer and a
  director of Lexam Explorations Inc. He was previously Chair,
  Chief Executive and a director of CSA Management Inc.
HALINA B. MCGREGOR...................................................         5,000      150,000
Vice President, Finance and Chief Financial Officer She has
  been with Goldcorp since June 2001. Previously, she held
  senior finance positions with Sherritt International
  Corporation and Imperial Chemical Industries.
CHRISTOPHER J. BRADBROOK.............................................            --      105,000
Vice President, Corporate Development
  He has been with Goldcorp since January 2001. From 1995 to
  2001, he was a mining analyst with a number of Canadian
  securities dealers, specializing in research of North
  American precious metals companies. He has a total of 22
  years of experience in the mining industry.
R. BRUCE HUMPHREY....................................................         4,333      216,667
Vice President, Operations
  He has been with Goldcorp since April 1998. From 1995 until
  1998, he was a Vice President of BLM Service Group. He has 26
  years of experience in senior management and engineering
  positions, acquired with several mining companies and
  contractors.
GILLES FILION........................................................        15,000      214,000
Vice President, Exploration
  He has been with Goldcorp since March 1998. He is also Vice
  President, Exploration of Lexam Explorations Inc. From 1994
  to 1998, he was Manager, Geological Services at Pearson
  Hoffman. He has 24 years of experience in gold explorations and mining.
VICTORIA K. RUSSELL..................................................         5,000       95,917
Vice President, Legal Services
  She has been Vice President, Legal Services since December
  1999 and is also a Vice President, Legal Services of Lexam
  Explorations Inc. She has been a lawyer for 25 years and has worked in-house, in private practice, has been a University
  Professor and was the Legal Correspondent on CBC National TV
  News for a decade.

JOHN A. BEGEMAN....................................................           2,200      194,000
Vice President, Western Operations
  He has been Vice President, Western Operations of Goldcorp since May 2000. He is the General Manager of Wharf
  Resources (USA) Inc. and is responsible for Saskatchewan
  Minerals. He has 25 years of experience in the mining
  industry and has been with the firm since 1987.
BRAD BOLAND........................................................            --         41,000
Controller
  He has been Controller since July 2001. He is also Controller of Lexam Explorations Inc. He joined Goldcorp in 1998 and has six years of experience in the mining industry.

SUMMARY COMPENSATION TABLE

     The following table sets out, for the periods indicated, information concerning the compensation earned by the five most highly compensated "executive officers" of the Corporation, as that term is defined by applicable securities legislation.

                                      ANNUAL COMPENSATION (1)              LONG TERM COMPENSATION
                                                                              AWARDS              PAYOUTS
                                                   OTHER ANNUAL  SECURITIES UNDER  OR RESTRICTED   LTIP      ALL OTHER
NAME AND                          SALARY   BONUS   COMPENSATION  OPTIONS GRANTED    SHARE UNITS   PAYOUTS  COMPENSATION
PRINCIPAL POSITION         YEAR    ($)      ($)      ($) (2)       (#) (3)            ($)           ($)        ($)
 ROBERT R. MCEWEN (4)      2001  223,896      --     13,434             --             --            --         --
 Chairman and              2000  171,836      --     10,294        500,000             --            --         --
 Chief Executive Officer   1999  161,425      --      9,686             --             --            --         --
------------------------   ----  -------  ------     ------        -------             --            --         --
 JOHN A. BEGEMAN (5)       2001   89,000      --      5,340             --             --            --         --
 Vice President,           2000   89,000  30,000      5,340         45,000             --            --         --
 Western Operations        1999       --      --         --             --             --            --         --
-------------------        ----  -------  ------     ------        -------             --            --         --
 GILLES FILION             2001   83,941  32,285      5,036             --             --            --         --
 Vice President,           2000   83,941      --      5,036         80,000             --            --         --
 Exploration               1999   83,941      --      5,036             --             --            --         --
------------               ----  -------  ------     ------        -------             --            --         --
 R. BRUCE HUMPHREY         2001  119,455  96,855      7,167             --             --            --         --
 Vice President,           2000  117,571      --      7,054        100,000             --            --         --
 Operations                1999   96,855      --      5,811             --             --            --         --
-----------                ----  -------  ------     ------        -------             --            --         --
 VICTORIA K. RUSSELL (6)   2001   80,712   9,686      4,843             --             --            --         --
 Vice President,           2000   80,712      --      4,843         25,000             --            --         --
 Legal Services            1999    6,726      --         --        127,500             --            --         --
---------------            ----  -------  ------     ------        -------             --            --         --

Notes:

(1) All dollars amounts, except those dollars amounts relating to Mr. Begeman, have been converted from Canadian dollars at an exchange rate of Cdn$1.00 equals US$0.6457.

(2) The Corporation pays its executive officers and certain members of its senior personnel a monthly payment equal to 6% of his or her monthly basic salary. This payment is in lieu of the Corporation maintaining a pension plan for such individuals. The aggregate value of other annual compensation for each named executive officer does not exceed the lesser of $33,660 and 10% of his or her aggregate salary and bonus.

(3) Options are exercisable for the purchase of Common Shares.

(4) During each of 2000 and 1999, Mr. McEwen, in his capacities as Chairman and Chief Executive Officer of CSA Management Inc., received cash compensation of $60,807 per year from CSA Management Inc. These amounts received from CSA Management Inc. up until November, 2000 have not been included in Mr. McEwen's annual compensation set out in the above table. Effective November 1, 2000, Mr. McEwen's base annual salary, in his capacity as Chairman and Chief Executive Officer of Goldcorp, was increased by $60,807.

(5) Mr. Begeman was appointed Vice President, Western Operations effective May 2000.

(6) Ms. Russell was appointed Vice President, Legal Services in December 1999.

GOLDCORP STOCK OPTION PLAN

     On October 30, 2000, as part of the amalgamation of Goldcorp and CSA Management Inc., the Shareholders approved the adoption of a new Goldcorp stock option plan (the "Goldcorp Stock Option Plan").

     Under the Goldcorp Stock Option Plan, the maximum number of Common Shares that can be issued is 8,000,000. As of March 31, 2002, of the 8,000,000 authorized stock options, 6,634,474 of the stock options have been granted, of which 5,322,429 stock options have not been exercised, and 1,365,526 stock options are not reserved.

     The purpose of the Goldcorp Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and its Designated Subsidiaries (as defined in the Goldcorp Stock Option Plan) and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

     The Goldcorp Stock Option Plan is administered by a committee of the Board of Directors, with the Compensation/Corporate Governance Committee having been designated by the Board of Directors to administer it. The Compensation/Corporate Governance Committee has full and complete authority to interpret the Goldcorp Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Goldcorp Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

     The Goldcorp Stock Option Plan is subject to the following:

     (a) the maximum number of Common Shares which may be issued under the New Goldcorp Stock Option Plan shall not exceed 8,000,000, subject to adjustment. The maximum number of Common Shares with respect to which grants may be made to any one (1) employee or his or her associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued shares. The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates shall not exceed 10% of the issuable shares, the maximum number of Common Shares which may be issued to insiders of the Corporation and their associates under the Plan within any one (1) year period, when taken together with any other share compensation arrangements, shall not exceed 10% of the issuable shares for all such insiders and associates in the aggregate and, in the case of one (1) insider and his or her associates, shall not exceed 5% of the issuable shares. However, notwithstanding the foregoing, the number of stock options to be granted in any one (1) year shall be limited to no more than 12,000 stock options for each director;

     (b) the market value of Common Shares issued under the New Goldcorp Stock Option Plan means the closing board lot sale price of the Common Shares on the TSE on the business day immediately preceding the date of grant and, if there was not a board lot sale on the TSE on such date, then the last board lot sale prior thereto;

     (c) options are exercisable for a maximum period of ten (10) years from the date of grant to the extent the grant has vested. Options vest one-third (1/3) after the first year after the grant and an additional one-third (1/3) at the end of each succeeding anniversary date of the grant thereafter, with the Compensation/Corporate Governance Committee having the authority to accelerate the vesting of all or any part of the options;

     (d) the Goldcorp Stock Option Plan also provides for stock appreciation rights; however, in 2001, no stock appreciation rights were granted; and

     (e) grants made under the Goldcorp Stock Option Plan are not assignable.

     In 2001, there were 250,000 stock options granted to the executive officers of the Corporation. See "Executive Compensation -- Aggregated Option Grants during the Most Recently Completed Financial Year -- 2001".

     The following table sets forth information concerning the aggregated stock options granted to the executive officers of the Corporation during 2001.

                    AGGREGATED OPTION GRANTS DURING THE MOST RECENTLY COMPLETED
                                   FINANCIAL YEAR -- 2001

-----------------------------------------------------------------------------------------------------------------------
                                    SECURITIES   % OF TOTAL                        MARKET VALUE OF
                                      UNDER       OPTIONS                       SECURITIES UNDERLYING
                                     OPTIONS     GRANTED TO       EXERCISE OR      OPTIONS ON THE
                                     GRANTED    EMPLOYEES IN      BASE PRICE       DATE OF GRANT
              NAME                     (#)     FINANCIAL YEAR  ($/SECURITY) (1)   ($/SECURITY) (1)     EXPIRATION DATE
--------------------------------    ---------  --------------  ---------------- ---------------------  ----------------
  CHRISTOPHER J. BRADBROOK           100,000          36              5.91               603,730       Jan. 30, 2011
--------------------------           -------          --              ----             ---------       -------------
  HALINA B. MCGREGOR                 150,000          55              10.14            1,539,995       July 10, 2011
--------------------                 -------          --              -----            ---------       -------------

Notes:

(1) All dollar amounts have been converted from Canadian dollars at an exchange rate of Cdn$1.00 equals US$0.6457.

     The following table sets forth information concerning the aggregated stock options exercised by the executive officers of the Corporation during 2001.

        AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES -- 2001

                                                                                VALUE
                                                                             UNEXERCISED
                                                       UNEXERCISED           IN-THE-MONEY
                                                       OPTIONS AT             OPTIONS AT
                       SECURITIES                     DEC. 31, 2001          DEC. 31, 2001
                        ACQUIRED     AGGREGATE VALUE       (#)                    ($)
                       ON EXERCISE      REALIZED       EXERCISABLE/           EXERCISABLE/
         NAME              (#)          ($) (1)       UNEXERCISABLE          UNEXERCISABLE
                                                           (1)                  (1)(2)
ROBERT R. MCEWEN         105,000        485,100 (3)  2,096,666/333,334   14,354,443/2,754,992
----------------         -------        -----------  -----------------   --------------------
JOHN A. BEGEMAN            5,000         28,400 (4)     140,000/30,000      1,028,277/247,948
---------------          -------        -----------  -----------------   --------------------
GILLES FILION             25,000        106,500 (5)     105,666/53,334        826,383/440,803
-------------            -------        -----------  -----------------   --------------------
R. BRUCE HUMPHREY         58,333        267,499 (6)      50,000/66,667        368,049/551,000
-----------------        -------        -----------  -----------------   --------------------
VICTORIA K. RUSSELL       34,583        104,036 (7)      63,125/54,792        514,877/459,727
-------------------      -------        -----------  -----------------   --------------------

Notes:

(1) All dollar amounts have been converted from Canadian dollars at an exchange rate of Cdn$1.00 equals US$0.6457.

(2) On December 31, 2001, the last trading day of the year, the closing price of the Common Shares on the TSE was $12.46 (as converted from Canadian dollars).

(3) Exercised on August 1, 2001 at an exercise price of $4.62.

(4) Exercised on November 2, 2001 at an exercise price of $5.68.

(5) Exercised on June 14, 2001 at an exercise price of $4.26.

(6) Exercised 33,333 on May 22, 2001 at an exercise price of $4.20 and exercised 25,000 on October 25, 2001 at an exercise price of $5.10.

(7) Exercised 20,000 on March 1, 2001 at an exercise price of $2.63, exercised 6,250 on August 20, 2001 at an exercise price of $2.63 and exercised 8,333 on October 29, 2001 at an exercise price of $4.20.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     The following table sets forth information relating to any indebtedness that was entered into in connection with the purchase of securities of the Corporation or any of its subsidiaries.

                      TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
                                        UNDER SECURITIES PURCHASE PROGRAMS

                                            LARGEST
                         INVOLVEMENT        AMOUNT             AMOUNT          FINANCIALLY ASSISTED
     NAME AND           OF ISSUER OR      OUTSTANDING      OUTSTANDING AS OF   SECURITIES  PURCHASES    SECURITY FOR
PRINCIPAL POSITION       SUBSIDIARY     DURING 2001 (1)    APRIL 15, 2002 (1)      DURING 2001          INDEBTEDNESS
------------------      ------------    ---------------    ------------------  ---------------------    ------------
ROBERT R. MCEWEN        Loan by the     $2,710,877 (3)          -- (4)                 --              700,000 Common
Chairman and Chief     Corporation (2)                                                                   Shares (5)
Executive Officer

Notes:

(1) All dollar amounts have been converted from Canadian dollars at an exchange rate of Cdn$1.00 equals US$0.6457.

(2) See  "Section  III--   Executive   Compensation   and  Other   Information--
    Compensation to the Chief Executive Officer-- Loan"

(3) This amount consists of the principal amount of $2,413,341 and accrued and unpaid interest of $297,536.

(4) Mr. McEwen paid the principal amount of $2,413,341 and accrued and unpaid interest of $321,650 in full on April 3, 2002 and he is no longer indebted to the Corporation.

(5) On April 3, 2002, the 700,000 Common Shares were released by the Corporation to Mr. McEwen upon his repayment in full of the principal amount of the loan and the accrued and unpaid interest.

CHANGE OF CONTROL AGREEMENTS

     The Corporation has change of control agreements with certain officers in order to induce them to remain in the employ of the Corporation in the event of a "Change of Control" (as defined in the agreements).

     In the event of a Change in Control, each change of control agreement, provides that, among other things, if the applicable executive officer's employment is terminated by the Corporation at any time within twenty-four (24) months following the Change in Control (other than for just cause, disability, retirement or death) or, in the case of Mr. Robert R. McEwen, if Mr. McEwen terminates his employment on "Justifiable Grounds" (as defined in the agreements) at any time within the twenty-four (24) months following the Change in Control, such executive officer will be entitled to receive, among other things, an amount equal to two (2) times their annual salary and other remuneration (or three (3) times his annual salary and other remuneration in the case of Mr. McEwen). In addition, upon such event of termination, all of the executive officer's unexercised and unvested stock options will become immediately exercisable and will remain exercisable for a period of 180 days following the date of termination.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     The Corporation, together with its related companies, maintains liability insurance for the benefit of the Corporation, its related companies and their directors and officers, as a group. The amount of insurance purchased in 2001 was $25,113,000 (aggregate limit). The policy contains a deductible clause of $156,956 for the Corporation and nil for each director or officer, on a per claim basis. In 2001, the aggregate insurance premium was $91,883 and did not distinguish between directors as a group or officers as a group.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     No director or executive officer of the Corporation, no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of any class of the Corporation's securities, and no associate or affiliate of any such director, executive officer or security holder has had any material interest, direct or indirect, in any transaction since December 31, 2001 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

      The Corporation also is a party to a management services agreement (the "Management Services Agreement") with CSA Management Enterprises Ltd. ("CSA Enterprises"), which was a wholly-owned subsidiary of CSA Management Inc. and which became a wholly-owned subsidiary of Goldcorp as a result of the amalgamation of Goldcorp with CSA Management Inc., and Lexam Explorations Inc. ("Lexam") pursuant to which the Corporation and CSA Enterprises provide technical, administrative and corporate management services to Lexam on a cost-recovery basis not to exceed $3,366 per month. Also pursuant to the Management Services Agreement, the Corporation and CSA Enterprises have agreed not to compete with Lexam for mining exploration opportunities within a radius of ten (10) miles of the properties of Lexam for the term of the Management Services Agreement. In 2001, Lexam was invoiced $15,496 pursuant to the Management Services Agreement. The registered and executive offices of CSA Enterprises and Lexam are located at the same address as the registered and executive offices of the Corporation, Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.

     Mr. Robert R. McEwen serves as Chairman and Chief Executive Officer and is a director of Lexam, Ms. Halina B. McGregor serves as Vice President, Finance and Chief Financial Officer, Mr. Gilles Filion serves as Vice President, Exploration, Ms. Victoria K. Russell serves as Vice President, Legal Services and Mr. Brad Boland serves as Controller of Lexam Explorations Inc.

DISCLOSURE OF AUDITOR FEES

     During the year ended December 31, 2001, Goldcorp paid a total of $566,000 to KPMG LLP. The following is a description of the fees.

     AUDIT FEES: Audit fees in connection with KPMG LLP's audit of Goldcorp's annual financial statements for the year ended December 31, 2001 and KPMG LLP's review of Goldcorp's interim financial statements included in Goldcorp's Quarterly Reports totalled approximately $225,000.

     FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES: Goldcorp did not engage KPMG LLP to provide advice regarding financial information systems design and implementation during the year ended December 31, 2001.

     ALL OTHER FEES: Fees billed to Goldcorp by KPMG LLP for all other services totalled approximately $341,000. These fees can be sub-categorized as follows:

     OTHER AUDIT AND AUDIT-RELATED SERVICES: Other audit and audit-related services are services performed by KPMG LLP that are closely related to the performance of the audit and in many cases could only be provided by Goldcorp's external auditors. Such services include comfort letters and consents related to securities registration statements and other capital raising activities, reports relating to Goldcorp's regulatory filings, reports relating to Goldcorp's compliance with provisions of or calculations required by agreements and due diligence pertaining to acquisitions. The aggregate fees billed to Goldcorp by KPMG LLP for other audit and audit-related services rendered to Goldcorp totalled approximately $188,000.

     TAX RELATED SERVICES: The aggregate fees billed to Goldcorp by KPMG LLP for tax related services, such as tax advisory and compliance, totalled approximately $67,000.

     OTHER SERVICES: The aggregate fees billed by KPMG LLP for all other services rendered to Goldcorp for matters, such as non-financial systems consulting and business process reviews, totalled approximately $86,000.

     In the first quarter of 2002, KPMG LLP was engaged to assist in the assessment and planning of an enterprise planning system, with work being completed prior to March 31, 2002. Goldcorp has decided that, effective April 2002, it will not engage KPMG LLP to perform any services which might impair their independence as auditors, including information systems design and implementation services or assisting with the internal audit function.

REPORT ON EXECUTIVE COMPENSATION

     The Compensation/Corporate Governance Committee of the Board of Directors considers compensation matters as and when required. The Compensation/Corporate Governance Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers. The Compensation/Corporate Governance Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

COMPOSITION OF THE COMPENSATION COMMITTEE

     The Compensation/Corporate Governance Committee is composed of Mr. David R. Beatty, Dr. Donald R.M. Quick and Mr. Michael L. Stein. They are independent members of the Board of Directors.

COMPENSATION PHILOSOPHY

     The Corporation's executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of the Corporation's business plans and a link between executive compensation and the financial performance of the Corporation.

    The objectives of the Corporation's executive compensation policy are to:

     (a) attract, retain and motivate executives critical to the success of the Corporation;

     (b) provide fair, competitive and cost effective compensation programs to its executives;

     (c) link the interests of management with those of the Shareholders; and

     (d) provide rewards for outstanding corporate and individual performance.

     The Compensation/Corporate Governance Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.

BASIC SALARY

     In   determining   the  basic   salary  of  an   executive   officer,   the
Compensation/Corporate Governance Committee places equal weight on the following factors:

     (a) the particular responsibilities related to the position;

     (b) salaries paid by comparable businesses;

     (c) the experience level of the executive officer; and

     (d) his or her overall performance.

BONUS PAYMENTS

     Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

     In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals produced by the Corporation. When applying the financial performance criteria, the Compensation/Corporate Governance Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges.

     In 2001, bonuses were awarded to the following officers of the Corporation:
Mr. R. Bruce Humphrey, Vice President, Operations, in the amount of $96,855; Mr. Gilles Filion, Vice President, Exploration, in the amount of $32,285; Ms. Victoria K. Russell, Vice President, Legal Services, in the amount of $9,686; and Mr. Brad Boland, Controller, in the amount of $19,369.

LONG-TERM INCENTIVES

     The Corporation maintains a stock option plan, the "Goldcorp Stock Option Plan", which was approved by the shareholders of the Corporation on October 30, 2000. The Goldcorp Stock Option Plan replaced the "Goldcorp Inc. 1994 Executive Stock Option Plan: Restated May 20, 1997" and the "CSA Employee Incentive Plan".

     During 2001, the Board of Directors, on the recommendation of the Compensation/Corporate Governance Committee, granted stock options to executive officers of the Corporation as follows: Mr. Christopher J. Bradbrook, Vice President, Corporate Development was granted 100,000 stock options with an exercise price of Cdn$9.15 (US$5.91) per stock option, which expires on January 30, 2011; and Ms. Halina B. McGregor, Vice President, Finance and Chief Financial Officer, was granted 150,000 stock options at an exercise price of Cdn$15.71 (US$10.14) per stock option, which expires on July 10, 2011. The exercise price of the stock options was determined with reference to the closing price of the Common Shares on The Toronto Stock Exchange on the trading day immediately preceding the date of the grant of the stock options. The stock options vest one-third (1/3) after the first anniversary, and an additional one-third (1/3) on each succeeding anniversary, of the date of grant of the stock options.

Compensation/Corporate Governance Committee of
The Board of Directors of GOLDCORP INC.

David R. Beatty
Dr. Donald R.M. Quick
Michael L. Stein
April 24, 2002

PERFORMANCE GRAPH

     The following graph shows a comparison of the cumulative return of the Corporation's publicly traded shares versus the TSE 300 Composite Index ("TSE 300 Composite") and the Gold & Precious Minerals Index of the TSE. The graph shows the return on the Corporation's Class A subordinate voting shares until October 31, 2000, the date of the amalgamation of Goldcorp with CSA Management Inc., and the Common Shares subsequent to that date.

            GOLDCORP COMMON SHARES/CLASS A SUBORDINATE VOTING SHARES

                                      LOGO

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Good corporate governance is an essential element in a well-managed company. In February 1995, the Corporate Governance Committee of the TSE issued its report which contained a series of guidelines for effective corporate governance for the process and procedures used to manage the business and affairs of listed companies. The TSE adopted the Corporate Governance
Committee's 14 recommendations as to best practice guidelines for listed companies. The TSE has, in accordance with the recommendations contained in the report, adopted as a continuing listing requirement for all TSE listed companies that each company annually disclose its corporate governance practices with reference to each of the guidelines set out in the Committee's report. The TSE does not require compliance with the guidelines, but every year companies must disclose and explain any difference between their corporate governance practices and the guidelines.

     The following is a description of the Corporation's corporate governance policy.

MANDATE OF THE BOARD OF DIRECTORS

     The duties and responsibilities of the Board of Directors are to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board of Directors assumes responsibility to oversee and review the development and implementation of the following significant corporate plans and initiatives:

     (a) charting the overall strategic direction of the Corporation;

     (b) identifying principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

     (c) succession planning, including the appointing, training and monitoring of senior management;

     (d) a communication policy for the Corporation to facilitate communications with investors and other interested parties;

     (e) reviewing the integrity of the Corporation's internal control and management information systems; and

     (f) developing the corporate objectives that the Chief Executive Officer of the Corporation is responsible for meeting.

BOARD COMPOSITION

     The Board of Directors meets at least once each calendar quarter and following the annual meeting of shareholders. The frequency of the meetings and the nature of the meeting agendas are dependent upon the Corporation's affairs and by the opportunities or issues which the Corporation faces from time to time. In 2001, the Board of Directors met six (6) times.

UNRELATED DIRECTORS

     The Board of Directors currently consists of seven (7) members. Six (6) of its members are unrelated directors, as defined by the TSE guidelines, which state that an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.

     In determining whether the directors are unrelated directors, the Board of Directors considered the circumstances of the directors and whether their interests and relationships could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Corporation.

     The Board of Directors has considered its size to determine whether it has sufficient members to carry out its mandate in an efficient manner, while at the same time presenting a diversity of views and experience. The Board of Directors is of the view that its current size serves to promote effectiveness and efficiency while preserving diversity.

BOARD COMMITTEES

     The Board of Directors has three (3) committees:  (i) the Audit  Committee;
(ii) the Compensation/Corporate Governance Committee; and (iii) the Health, Safety and Environment Committee. The Board of Directors has the mandate to assess the effectiveness of the Board of Directors as a whole, the committees and the contribution of individual directors. All of the present committees report directly to the Board of Directors. From time to time, based on need, ad hoc committees of the Board of Directors are appointed. The Board of Directors as a whole meets as required to discuss any and all matters it deems necessary. When appropriate, members of management, including Mr. Robert R. McEwen, are not present at such meetings.

COMPENSATION/CORPORATE GOVERNANCE COMMITTEE

     The Compensation/Corporate Governance Committee, in its capacity as a corporate governance committee, generally assumes responsibility for developing the approach of the Corporation to matters of corporate governance. It then submits to the Board of Directors specific recommendations. In particular, the Compensation/Corporate Governance Committee has the authority and responsibility for:

     (a) annually reviewing the mandates of the Board of Directors and its committees and recommending to the Board of Directors such amendments to those mandates as the Compensation/Corporate Governance Committee believes are necessary or desirable;

     (b) considering and, if thought fit, approving requests from directors or committees of directors for the engagement of special advisors from time to time;

     (c) recommending procedures to permit the Board of Directors to meet on a regular basis without management present;

     (d) preparing and recommending to the Board of Directors annually a "Statement of Corporate Governance Practices" to be included in the Corporation's annual report or information circular;

     (e) reviewing on a periodic basis the composition of the Board of Directors to ensure that an appropriate number of independent directors sit on the Board of Directors;

     (f) reviewing the compensation of the senior officers of the Corporation;

     (g) approving an appropriate orientation and education program for new recruits to the Board of Directors; and

     (h) analyzing the needs of the Board of Directors when vacancies arise and recommending nominees whose experience and skills meet such needs.

     The Compensation/Corporate Governance Committee is responsible, to the extent requested by the Board of Directors to do so, for submitting recommendations to the Board of Directors as to the amount and form of compensation to be paid to directors and senior officers. The Board of Directors reviews the adequacy and form of the compensation to be paid to directors and senior  officers  to ensure that the  compensation  realistically  reflects  the responsibilities and risk involved in being an effective director or senior officer. In addition, to the extent such matters are delegated to it by the Board of Directors, the Compensation/Corporate Governance Committee will consider, and if appropriate, approve grants under Goldcorp's incentive plans.

     The   Compensation/Corporate   Governance   Committee  also  considers  the
Corporation's approach to governance issues.

     The members of the Compensation/Corporate Governance Committee are Messrs. David R. Beatty and Michael L. Stein and Dr. Donald R.M. Quick, who were appointed after the last annual meeting of shareholders of the Corporation. The Compensation/Corporate Governance Committee did not meet during 2001.

AUDIT COMMITTEE

     The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's external auditor to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory obligations (including the review of the Corporation's annual financial statements prior to their presentation to the Board of Directors), the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Audit Committee meets with the Corporation's external auditor and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board of Directors the auditor to be appointed as the Corporation's auditor at the annual meeting of shareholders of the Corporation and the terms of the remuneration of the auditor.

     The Audit Committee is also charged with reviewing the adequacy and effectiveness of internal controls over the Corporation's accounting and financial reporting systems and monitoring the actions taken by management with respect to any significant recommendations made by the Corporation's external auditors.

     The members of the Audit Committee are Messrs. Stuart R. Horne, Brian W. Jones and Michael L. Stein. Mr. Moez N. Mozaffari was a member of the Committee until his death November 5, 2001 and he was replaced by Mr. Stein. Mr. Horne and Mr. Jones were appointed after the last Annual meeting and Mr. Stein was appointed in April 2002. The Audit Committee is composed of only outside directors and, as noted above, their roles and responsibilities are specifically defined. During 2001, the Audit Committee met four (4) times.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

     The Health, Safety and Environment Committee assumes responsibility for monitoring the implementation and management of the Corporation's policies relating to health, safety and environmental matters. In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

     (a) ensuring that appropriate and effective environmental, health and safety policies and procedures are in place, are operational and are supported by sufficient resources;

     (b) reviewing environmental, health and safety policies of the Corporation with management and reporting to management and the Board of Directors when the Committee has recommendations with respect to these policies and including reassuring management's actions and recommendations dealing with environmental, health and safety policies and reviewing and monitoring them;

     (c) reviewing material incidents relating to environmental, health and safety issues and making recommendations to management and the Board of Directors;

     (d) promoting   and   supporting    improvements   to   the   Corporation's
         environmental, health and safety record; and

     (e) ability to order, implement and oversee environmental audits at each of the locations of the Corporation.

     The members of the Health, Safety and Environment Committee are Messrs. David R. Beatty, James P. Hutch and Dr. Donald R.M. Quick who were appointed after the last annual meeting of shareholders of the Corporation. During 2001 the Committee met two (2) times.

DECISIONS REQUIRING BOARD OF DIRECTORS APPROVAL

     In addition to those matters which by law must be approved by the Board of Directors, approval by the Board of Directors is required for the Corporation's annual business plan and budget, major acquisitions or dispositions by the Corporation or transactions which are outside of the Corporation's existing business.

SHAREHOLDER COMMUNICATIONS

     The  Board  of  Directors  has  authorized   management  to  represent  the
Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate officer of the Corporation.

     The Board of Directors reviews the Corporation's significant communications with investors and the public, including quarterly financial press releases, the annual management information circular, the annual information form, the filings with the U.S. Securities and Exchange Commission and the annual report to shareholders.

EXPECTATIONS OF MANAGEMENT

     The Board of Directors has charged management with responsibility for the efficient management of the business and for the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it must have confidence in the abilities of management which reports to it with respect to identifying issues and corporate opportunities.

     Members of the Board of Directors recognize the value of direct input from senior officers. This serves to assist directors in their deliberations. Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide information as well as their opinions on various matters.

                                 OTHER BUSINESS

     The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should properly come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such shares.

                             ADDITIONAL INFORMATION

     The Corporation will furnish, without charge, to any shareholder submitting a written request, a copy of the Corporation's annual report for the year ended December 31, 2001 on United States Securities and Exchange Commission Form 40-F or the Canadian Annual Information Form, including the financial statements and schedules thereto. Such written request should be directed to the attention of the Vice President, Legal Services, Goldcorp Inc., Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.

                           BOARD OF DIRECTORS APPROVAL

     The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 24th day of April, 2002.

LOGO
ROBERT R. MCEWEN
Chairman and Chief Executive Officer

                                     (LOGO)

                                PRINTED IN CANADA
                                     T06989

                                      LOGO

                                  GOLDCORP INC.
                        Suite 2700, 145 King Street West
                        Toronto, Ontario, Canada M5H 1J8

                                  FORM OF PROXY

           THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLDCORP INC.

     The undersigned shareholder of Goldcorp Inc. (the "Corporation"), revoking all proxies previously given, hereby appoints Robert R. McEwen as proxyholder of the undersigned, or failing him, R. Bruce Humphrey, or failing him, Victoria K. Russell, or , each with the power to appoint such person's substitute, and hereby authorizes such person to represent and to vote, as designated below, all voting shares in the capital of the Corporation held of record by the undersigned on Thursday, April 18, 2002 at the Annual and Special Meeting of Shareholders to be held on Wednesday, May 29, 2002 and any and all adjournments thereof (the "Meeting").


1.  ELECTION OF DIRECTORS

     FOR [ ] the election of the following nominees (except as otherwise indicated): Messrs. D.R. Beatty, S.R. Horne, J.P. Hutch, B.W. Jones, R.R. McEwen, Dr. D.R.M. Quick and M.L. Stein.

     WITHHOLD FROM VOTING [ ] for the election of all nominees listed above.

     WITHHOLD FROM VOTING [ ] for any individual nominee(s):
--------------------------------------------------------------------------------
     Write name(s) of such nominee(s) in space provided
--------------------------------------------------------------------------------

2.  APPOINTMENT OF AUDITOR

     FOR [ ] WITHHOLD FROM VOTING [ ] to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation and to authorize the Board of Directors to fix the remuneration of the auditor.

3.  AMENDMENT OF GOLDCORP STOCK OPTION PLAN

     FOR [ ] AGAINST [ ] WITHHOLD FROM VOTING [ ] to amend the Goldcorp Stock Option Plan as outlined in the Management Information Circular.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of the Meeting and on all other matters that may properly come before the Meeting. Unless otherwise specified in the proxy, on any ballot that may be called in respect of the election of directors and the appointment of an auditor, the shares represented by this proxy will be voted by the persons whose names are printed above for the election as directors of all management nominees named above and for the appointment of KPMG LLP, Chartered Accountants, as auditor.

Please sign exactly as the name appears on the reverse side of this form of proxy. When shares are held by joint tenants, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title and provide evidence of appointment. If the shareholder is a corporation, the proxy must be signed by a duly authorized officer. If the shareholder is a partnership, the proxy must be, signed by a duly authorized partner. A facsimile signature is not permitted.

DATED: ------------------------, 2002
PLEASE COMPLETE, DATE AND RETURN THIS PROXY
PROMPTLY USING THE ENCLOSED ENVELOPE

-----------------------------------------------------------
Signature(s)

NOTES:

(1) If any amendments to or variations of matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments, variations or other matters in accordance with the best judgment of the person voting the proxy at the Meeting.

(2) A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling in the blank space provided and striking out the other names on the form of proxy or by completing and depositing another proper form of proxy.

(3) If this proxy is not dated, it will be deemed to bear the date on which it was mailed.

THIS PROXY  MUST BE  RECEIVED  BY THE  CORPORATION  NOT LATER  THAN THE CLOSE OF
     BUSINESS ON MONDAY, MAY 27, 2002 OR, IF THE MEETING IS ADJOURNED, NOT LATER THAN TWO DAYS, EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS, PRECEDING THE DATE OF SUCH ADJOURNED MEETING.

                                 CUSIP 380956409

In accordance with National Policy Statement No. 41/Shareholder Communication, beneficial shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements from GOLDCORP INC., please complete and return this form to the address indicated below.

NAME:
                                 (please print)

ADDRESS:


SIGNATURE:
                  I certify that I am a beneficial shareholder.

                                  COMPUTERSHARE
                        STOCK & BOND TRANSFER DEPARTMENT
                              100 UNIVERSITY AVENUE
                                   9(TH) FLOOR
                                  TORONTO, ONT.
                                     M5J 2Y1